EXHIBIT G-1

New Century Energies, Inc., et al. (70-9007)

         New Century Energies, Inc. ("NCE"), it service company subsidiary, New Century Services, Inc., and its non-utility holding company subsidiary, New Century Enterprises, Inc., together with Public Service Company of Colorado, a Colorado public utility company ("PSCo"), Cheyenne Light, Fuel and Power Company ("Cheyenne"), WestGas Interstate Inc., New Century International Inc. and its subsidiary companies ("New Century International"), e prime, inc. and its subsidiary companies ("e prime"), PS Colorado Credit Corporation ("PSCCC"), Natural Fuels Corporation, PSRI Investments, Inc., Green & Clear Lakes Company and 1480 Welton, Inc., each of 1225 Seventeenth Street, Denver, Colorado 80202 and Southwestern Public Service Company, a New Mexico public utility company ("SPS" and together with PSCo and Cheyenne, the "Utility Subsidiaries"), Utility Engineering Corporation and its subsidiary companies and Quixx Corporation and its subsidiary companies ("Quixx"), each of Tyler at Sixth, Amarillo, Texas 79101 (together, "Applicants")(all subsidiaries, "Subsidiaries")(all subsidiary companies, excluding the Utility Subsidiaries, the "Non-Utility Subsidiaries") have filed a joint application/declaration under sections 6, 7, 9, 10, 12(b), 12(c), 12(e), 12(f), 32 and 33 and rules 42, 43, 45, 52, 53 and 54 thereunder.
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         The Applicants are seeking, for the period from the effective date of an order in this matter through December 31, 1999 (the "Authorization Period"), as more fully described below, Commission authorization for: (1) external financings by NCE, including (a) common stock financing, (b) short-term financing and (c) reservation of authority over the issuance of other securities; (2) financing by the Utility Subsidiaries, including (a) short-term debt, (b) interest rate swaps and (c) reservation of authority over the issuance of other securities; (3) financing by the Non-Utility Subsidiaries; (4) intrasystem financing of Subsidiaries, including (a) open account advances, long term loans and/or capital stock purchases and (b) guarantees; (5) changes in capital stock of the Subsidiaries; (6) the formation and retention of financing entities and the issuance of securities by such entities; (7) certain existing financing arrangements; and (8) financing for the purpose of investing in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs").

         The Applicants request authority to engage in various financing and related transactions, for a period from the effective date of an order in this matter through December 31, 1999, for which the specific terms and conditions are not at this time known. The following general terms will be applicable, where appropriate, to the financing transactions for which authorization is sought: (1) the effective cost of money on financings authorized in this proceeding will not ex-



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ceed, for long-term debt, 300 basis points over the rate borne by comparable term U.S. Treasury securities, and for short-term debt, 300 basis points over the London interbank offered rate; (2) the effective cost of money for preferred stock and other fixed income oriented securities will not exceed 500 basis points over the interest rate borne by 30 year term U.S. Treasury securities;
(3) the maturity of authorized indebtedness will not exceed 50 years; and (4) issuance expenses in connection with an offering of securities, including any underwriting fees, commissions or other similar compensation, may not exceed 5% of the total amount of the securities being issued.

         The proceeds of the proposed financings will be used for general and corporate purposes including: (a) capital expenditures of NCE and its Subsidiaries, (b) the repayment, redemption, refunding or repurchase of debt and capital stock of NCE or its Subsidiaries, (c) financing working capital requirements, and (d) other lawful general purposes. Financing may not be used to invest in an EWG or a FUCO unless, at the time of each financing transaction to be used for such purposes, NCE is in compliance with the requirements of rules 53 and 54 under the Act. No financing proceeds will be used to acquire a new subsidiary except pursuant to an order of the Commission or an available exemption under the Act. Any deviation from these conditions would require further Commission approval.

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         The proposed transactions and the proposed participation of the various
Applicants are described below.


         1. External Financing by NCE. During the Authorization Period NCE proposes from time to time to issue and sell pursuant to the authorization requested by the Application an aggregate amount of up to $175,000,000 of common stock to be used for general purposes and an additional $360,000,000 in connection with the refinancing of certain acquisition indebtedness; and a maximum of 30 million shares of common stock (and awards or options for such common stock) pursuant to benefit plans and the dividend reinvestment plan for a period of ten years from the date of the Commission's order; proposes that the aggregate amount of short-term debt issued pursuant to the authorization not exceed $100,000,000 outstanding at any time during the Authorization Period, such amount to be increased by an additional $125,000,000 upon the occurrence of certain corporate restructurings and requests the Commission to reserve jurisdiction over the issuance and sale of other securities as market conditions may warrant. Securities may be sold through underwriters or dealers, directly to a limited number of purchasers, or through agents.

         a. Common Stock. NCE proposes to issue and sell common stock, including in financings. NCE also proposes to issue and sell common stock under benefit plans and dividend reinvestment plans in existence or to be adopted.


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Such shares may be newly issued shares, treasury shares or shares purchased in the open market. NCE may also buy back shares of such stock or such other securities during the Authorization Period.

         b. Short-term Debt. NCE proposes to issue and sell commercial paper in established domestic or European commercial paper markets to dealers at the discount rate prevailing at the date of issuance for comparable commercial paper. The dealers would reoffer such commercial paper at a discount to investors. NCE also proposes to establish back-up lines of credit providing for borrowings from time to time when it is impracticable to issue commercial paper. Such lines of credit would be in an aggregate principal amount not to exceed the amount of authorized commercial paper, and borrowings under these lines would mature not more than one year from the date of borrowing. NCE also proposes to engage in other types of short-term financing generally available to borrowers with investment grade credit ratings as it may deem appropriate.

         Upon PSCCC becoming a direct subsidiary of NCE, NCE shall increase its then existing lines of credit and add PSCCC as a borrower thereunder or, together with PSCCC, establish a new line of credit to provide credit support for PSCCC's commercial paper. Authority is requested for PSCCC to finance its business.
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         c. Other Securities. In addition to the specific securities for which authorization is sought, NCE also proposes to issue other types of securities necessary or desirable to respond to market conditions during the period of the Commission's authorization. NCE requests that the Commission reserve jurisdiction over the issuance of additional types of securities and the amounts thereof. NCE also undertakes that it will file a post-effective amendment in this proceeding describing the general terms of each such security and the amounts thereof and obtain a supplemental order of the Commission authorizing the issuance thereof by NCE.

         2. Utility Subsidiary Financings. The Utility Subsidiaries request authorization to engage in certain external financings which are outside the scope of the Rule 52 exemption for financings of utility companies, interest rate swaps and other securities.

         a. Short-term debt. In addition to short-term debt which may be issued without Commission approval pursuant to an exemption under the Act, authorization is sought for Cheyenne to issue and sell short-term debt in an aggregate amount not to exceed $25,000,000 outstanding at any time during the Authorization Period. Cheyenne may issue commercial paper in established domestic or European commercial paper markets or otherwise issue and sell short-term debt in a manner similar to NCE as discussed above.
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         b. Interest Rate Swaps. Each Utility Subsidiary may engage in interest rate swaps involving its obligations existing at the date of the swap.

         c. Other Securities. The Commission is requested to reserve jurisdiction over the issuance and sale of other securities in the same manner, and subject to the same conditions, as requested for NCE.

         3. Non-Utility Subsidiary Financings. Authorization is sought to allow PSCCC to continue its medium-term note program under which an aggregate amount of notes not to exceed $150,000,000 could be outstanding at any one time. The Commission is also requested to reserve jurisdiction over the issuance and sale of securities by the Non-Utility Subsidiaries that are not exempted by Rule 52 from the requirement of Commission approval in the same manner and subject to the same conditions as requested for NCE.

         4. Intrasystem Financing. The Applicants propose various financing transactions between NCE and its subsidiaries and between certain subsidiaries. The aggregate amount of all such financing would not exceed $300,000,000 excluding amounts exempt pursuant to Rules 45 and 52.

         a. General. NCE proposes to make to its Subsidiaries and certain Subsidiaries propose to make to other Subsidiaries open-account advances, long-term loans and/or capital stock purchases, as determined by NCE and its respective Sub-


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sidiaries to be appropriate. These borrowings would be made on a revolving basis and would bear interest at a rate equal to the weighted average effective interest rate of NCE's short-term borrowings or, if no such borrowings are outstanding, at a rate based on the Federal Funds effective rate of interest quoted daily by the Federal Reserve Bank of New York.

         In addition, the Commission is requested to reserve jurisdiction over the issuance and sale by the Non-Utility Subsidiaries and the acquisition by NCE or other Non-Utility Subsidiaries of other types of securities that are not exempted by Rule 52 from the requirement of Commission approval in the same manner and subject to the same conditions as requested for the issuance and sale of other securities by NCE.

         b. Guarantees. The Applicants propose to enter into guarantee arrangements, obtain letters of credit, enter into expense agreements and otherwise provide credit support with respect to the obligations of the other Applicants to third parties. NCE proposes to enter into such arrangements with respect to the obligations of any Subsidiary and any Subsidiary proposes to enter into such arrangements with respect to any other Subsidiary. The aggregate amount of all such arrangements would not exceed $300,000,000, $300,000,000 (to be increased to $450,000,000), and $50,000,000 outstanding at any one time, with respect to NCE, PSCo and the Subsidiaries, respectively, except to the extent the same are exempt pursu-


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ant to Rule 45 and are in addition to the other respective aggregate limits on external financing and intrasystem financing for NCE and its Subsidiaries.

         5. Changes in Capital Stock of Subsidiaries. The portion of an individual Subsidiary's aggregate financing through the sale of stock to NCE or other immediate parent company cannot be ascertained at this time. NCE and its Subsidiaries request authority to increase such Subsidiary's authorized capital stock and to change the amount or terms of any such Subsidiary's capital stock capitalization by an amount deemed appropriate by NCE or other immediate parent company and to change or eliminate the par value of such stock without further Commission approval.

         6. Financing Entities. In connection with the issuance of income preferred securities or other securities authorized in this proceeding or pursuant to an applicable exemption, the Applicants seek authorization to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating such financings.

         Request is also made for these financing entities to issue such securities to third parties in the event such transactions involving financing by the Applicants are not exempt pursuant to Rule 52, including authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of the Applicants to a financing entity in return


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for the proceeds of the financing, (ii) the acquisition by any of the Applicants of voting interests or equity securities issued by the financing entity to establish any such Applicant's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (iii) the guarantee by the Applicants of such financing entity's obligations in connection therewith. Each of the Applicants and the Subsidiaries also request authorization to enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity, however, the indebtedness issued by an Applicant to a financing entity will not count against the intrasystem financing limit set forth herein. Applicants also request that SPS be authorized to retain Southwestern Public Service Capital I, a wholly owned trust, that issued trust preferred securities and loaned the proceeds to SPS.

         7. Existing Financing Arrangements. The Applicants propose to retain such financing arrangements as were in place prior to the Merger and which are not otherwise exempted from the provisions of the Act.

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         8. Financing of EWGs and FUCOs. NCE's Non-Utility Subsidiaries, New
Century International Inc., e prime and Quixx and their subsidiaries, currently own investments in EWGs or FUCOs. Sections 32 and 33 of the Act permit a registered holding company to acquire and maintain interests in one or more EWGs or FUCOs without the need to apply for or receive approval from the Commission. To the extent that funds for one or more projects are required in excess of internally generated funds, NCE hereby requests Commission authorization to invest proceeds from the financings authorized hereby in EWGs and FUCOs and to guarantee the obligations of an EWG or FUCO in compliance with Rule 53(a)(1) such that NCE's aggregate investment at any one time during the period covered by this Application will not exceed 50% of its "consolidated retained earnings", as defined in Rule 53(a)(1)(ii).

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.